Exhibit 2.1

STOCK PURCHASE AGREEMENT

MADE AS OF THE 2ND DAY OF MAY, 2005

BY AND AMONG

GECKO INC.,

GEORGE R. EISELE,

DANIEL S. COLLINS

AND

MONSTER WORLDWIDE, INC.

Section 7.4	Limitations on Indemnification Rights

ARTICLE VIII — MISCELLANEOUS

Section 8.1	Assets; Accounts Payable; Employees; Domain Names; and Technology Matters
Section 8.2	License to use the “TMP Direct” Name
Section 8.3	Payroll; Interim Medical and Other Benefits; 401(k) Plan
Section 8.4	Billing and Collections Matters
Section 8.5	Credit Card Accounts; Payment of Outstanding Credit Card Balances
Section 8.6	Internal Revenue Code Section 338(h)(10) Election
Section 8.7	Notices, Consents, etc.
Section 8.8	Severability
Section 8.9	Amendment and Waiver
Section 8.10	Counterparts
Section 8.11	Governing Law
Section 8.12	Headings
Section 8.13	Successors and Assigns
Section 8.14	Entire Agreement
Section 8.15	Third Parties
Section 8.16	Interpretive Matters
Section 8.17	No Strict Construction
Section 8.18	Default
Section 8.19	Further Assurances
Section 8.20	Arbitration

Schedules

Schedule 2.2	Wire Instructions
Schedule 2.3	Working Capital Amount as of March 31, 2005
Schedule 3.1	Organization and Good Standing
Schedule 7.1(iv)	Indemnification by Seller
Schedule 8.1(a)	Fixed Assets
Schedule 8.1(c)	Continuing Employees
Schedule 8.1(d)(i)	Domain Name Registrations
Schedule 8.1(d)(ii)	Subdomain Redirects

ii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of this 2nd day of May, 2005, by and among GECKO Inc., a New Jersey corporation (“Buyer”), George R. Eisele, Daniel S. Collins and Monster Worldwide, Inc., a Delaware corporation (“Seller”).

WHEREAS, Seller owns one hundred (100) shares (the “MSI Shares”) of the common stock, no par value per share, of M.S.I.-Market Support International, Inc., a New Jersey corporation (“MSI”), constituting, to the knowledge of each of the parties, all the outstanding shares of stock of MSI;

WHEREAS, Seller owns one thousand two hundred two (1,202) shares (the “Hunt Shares”) of the common stock, $.01 par value per share, of Hunt Marketing, Inc., a Wisconsin corporation (“Hunt Marketing”), constituting, to the knowledge of each of the parties, all the outstanding shares of stock of Hunt Marketing;

WHEREAS, Seller owns one hundred (100) shares (the “EAI Shares”) of the common stock, no par value per share, of Electronic Accessories Inc., a New Jersey corporation (“Electronic Accessories”), constituting, to the knowledge of each of the parties, all the outstanding shares of stock of Electronic Accessories;

WHEREAS, together, MSI, Hunt Marketing and Electronic Accessories constitute Seller’s business unit known as “TMP Direct” which, among other things, staffs and operates fulfillment and call centers that respond to toll-free calls requesting product brochures and other information and provides other services relating to the management of inbound communications;

WHEREAS, Seller desires to sell the MSI Shares, the Hunt Shares and the EAI Shares to Buyer, and Buyer desires to purchase the MSI Shares, the Hunt Shares and the EAI Shares from Seller, upon the terms and conditions set forth herein; and

WHEREAS, the parties wish to set forth certain other agreements among them.

NOW THEREFORE, in consideration of the mutual covenants of the parties set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE

On the terms set forth in this Agreement, at the Closing (as defined in Section 5.1 below), Seller shall sell, convey, transfer and deliver to Buyer, and Buyer shall purchase from Seller, the MSI Shares, the Hunt Shares and the EAI Shares in consideration of the payment by Buyer to Seller of two million five hundred thousand dollars ($2,500,000.00) (the “Fixed Purchase Price”) payable as set forth in Section 2.2 below, plus fifty percent (50%) of the Working Capital Amount (as defined in Section 2.3 below) payable as set forth in Section 2.3 below.

ARTICLE II

MANNER OF EXCHANGE

2.1          Transfer of the MSI Shares, the Hunt Shares and the EAI Shares.  At the Closing, Seller shall deliver to Buyer stock certificates representing all of the MSI Shares, the Hunt Shares and the EAI Shares, accompanied by stock powers duly executed in blank.

2.2          Payment of the Fixed Purchase Price.  The Fixed Purchase Price shall be payable at the Closing by wire transfer of immediately available funds to the account listed in Schedule 2.2.

2.3          Working Capital Post-Closing Adjustment.  For purposes of this Section 2.3, the “Working Capital Amount” means the cash, plus accounts receivable (both billed and unbilled, net of any reserve for doubtful accounts calculated in accordance with Seller’s accounting policies), plus prepaid expenses, less accrued vacation, in each case of the TMP Direct business unit comprised of MSI, Hunt Marketing and Electronic Accessories as of 11:59 p.m. on April 30, 2005.  The Working Capital Amount shall not include intercompany amounts, which are being terminated and forgiven in accordance with Section 5.4.  The Working Capital Amount shall not include any provisions for taxes payable.  Tax matters shall be treated as set forth in Article VI below.  The Working Capital Amount shall not be reduced by the Seller Retained Liabilities (as defined in Section 8.1(b)), the Closing Payroll Amount (as defined in Section 8.3(a)) or the Credit Card Balances (as defined in Section 8.5).  The Working Capital Amount shall be determined in a manner consistent with generally accepted accounting principles and consistent with the calculation of the Working Capital Amount as of March 31, 2005 set forth on Schedule 2.3.

As soon as practicable after the Closing, but in no event later than thirty (30) days thereafter, Seller shall deliver to Buyer Seller’s calculation of the Working Capital Amount, certified by Seller as having been prepared in accordance with this Section 2.3 (“Seller’s Calculation”).  Buyer hereby agrees to make the personnel of the TMP Direct business unit available to assist Seller in the preparation of Seller’s Calculation.

As soon as practicable, but in no event later than thirty (30) days following the receipt of Seller’s Calculation, Buyer shall complete a review of Seller’s Calculation and shall inform Seller in writing that Seller’s Calculation is acceptable or object to Seller’s Calculation in writing, setting forth a specific description of Buyer’s objections.  Seller hereby agrees to make its relevant accounting personnel available to assist Buyer in Buyer’s review.  If Buyer does not so object to Seller’s Calculation, then Buyer will be deemed to have accepted Seller’s Calculation.  If Buyer so objects to Seller’s Calculation and Seller does not agree with Buyer’s objections or such objections are not resolved on a mutually agreeable basis within fifteen (15) days of Seller’s receipt of Buyer’s objections, any such disagreements shall be promptly submitted by either party to a mutually agreeable independent certified public accounting firm (the “Independent Firm”).  The Independent Firm shall resolve such dispute within thirty (30) days after submission of the dispute by the parties.  The decision of the Independent Firm shall be final and binding upon Seller and Buyer and its fees, costs and expenses shall be borne by the party against which the Independent Firm shall rule or proportioned as deemed appropriate by such Independent Firm.  If the parties cannot agree on the selection of the Independent Firm, that firm shall be selected in accordance with the Commercial Arbitration Rules of the American Arbitration Association at New York City, New York.

On the date that is one (1) year following the Closing Date (as defined in Section 5.1), Buyer shall pay to Seller an amount in cash equal to fifty percent (50%) of the Working Capital Amount, payable by wire transfer of immediately available funds to the account listed in Schedule 2.2 (the “Working Capital Payment”).  With the exception of a working capital line of credit to be established for the benefit of TMP Direct following the Closing (the “Working Capital Line”), Buyer’s obligation to pay the Working Capital Payment shall rank senior to any other indebtedness now existing or hereafter created on behalf of TMP Direct.  As security for Seller’s right to receive the Working Capital Payment:

(a)           Buyer hereby grants, pledges and assigns to Seller a security interest in all of the Buyer’s assets, all proceeds of the foregoing and all accessions to, substitutions and replacements for and rents, profits and products of each of the foregoing, and all books, records, files, data and marketing materials related to such assets (collectively referred to herein as the “Collateral”); and

(b)           the parties agree to promptly execute and deliver, from time to time, all further instruments and documents, and take all further action, as may be necessary or desirable, or that the other party may reasonably request, in order to perfect and protect any security interest granted or purported to be granted hereby by Buyer to Seller in the Collateral, to subordinate the obligation to pay the Working Capital Payment to the Working Capital Line, to enable Seller to exercise and enforce its rights and remedies hereunder with respect to any of the Collateral and to terminate any such security interest as soon as possible after payment of the Working Capital Payment, including, without limitation, executing and filing such financing or continuation statements, or amendments thereto, release and termination statements and such other instruments or notices, as may be necessary or desirable, or that either party may reasonably request, in order to perfect and preserve or terminate the security interest granted or purported to be granted hereby.

In addition, each of George R. Eisele and Daniel S. Collins (together, the “Guarantors”) personally guarantees, jointly and severally, Buyer’s obligation to pay the Working Capital Payment.  In the event of default by Buyer in payment of the Working Capital Payment, or any part thereof, when due, the Guarantors shall within ten (10) days of receiving written notice or demand from Seller pay the Working Capital Payment to Seller and it shall not be necessary for Seller, in order to enforce such payment by the Guarantors, first to institute suit or exhaust its remedies against Buyer, or to enforce any rights against any collateral which shall ever have been given to secure such Working Capital Payment.

2.4          Allocation of Purchase Price.  It is understood and agreed that the Fixed Purchase Price and the Working Capital Payment shall be allocated as follows:  $500,000 shall be allocated to the purchase and sale of the Hunt Shares, and the remainder of the Fixed Purchase Price and the Working Capital Payment shall be allocated to the purchase and sale of the MSI Shares.  Nothing shall be allocated to the purchase and sale of the EAI Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

3.1          Organization and Good Standing.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  MSI is a corporation in good standing under the laws of the State of New Jersey.  Hunt Marketing is a corporation in good standing under the laws of the State of Wisconsin.  Except as set forth on Schedule 3.1, Electronic Accessories is a corporation in good standing under the laws of the State of New Jersey.

3.2          Power and Authorization.  Seller has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement, and the performance by Seller of its obligations hereunder, and the consummation of the transactions contemplated hereby, have been duly authorized by Seller.  This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the rights of creditors generally.

3.3          Ownership of MSI, Hunt Marketing and Electronic Accessories.  The authorized capital stock of MSI consists of two thousand (2,000) shares of common stock, no par value per share.  Seller owns of record and beneficially the MSI Shares, which to Seller’s knowledge, after reasonable inquiry, constitute all of the issued and outstanding capital stock of MSI and which to Seller’s knowledge as of the Closing will be free and clear of any and all liens.  To Seller’s knowledge, no contract, commitment or undertaking of any kind has been made for the issuance of additional shares of capital stock or other securities of MSI, nor to Seller’s knowledge is there in effect or outstanding any subscription, option, warrant or other right to acquire any shares of MSI capital stock or other instruments convertible into or exchangeable for MSI capital stock.

The authorized capital stock of Hunt Marketing consists of one hundred fifty thousand (150,000) shares of common stock, $.01 par value per share.  Seller owns of record and beneficially the Hunt Shares, which to Seller’s knowledge, after reasonable inquiry, constitute all of the issued and outstanding capital stock of Hunt Marketing and which to Seller’s knowledge as of the Closing will be free and clear of any and all liens.  To Seller’s knowledge, no contract, commitment or undertaking of any kind has been made for the issuance of additional shares of capital stock or other securities of Hunt Marketing, nor to Seller’s knowledge is there in effect or outstanding any subscription, option, warrant or other right to acquire any shares of Hunt Marketing capital stock or other instruments convertible into or exchangeable for Hunt Marketing capital stock.

The authorized capital stock of Electronic Accessories consists of two thousand five hundred (2,500) shares of common stock, no par value per share.  Seller owns of record and beneficially the EAI Shares, which to Seller’s knowledge, after reasonable inquiry, constitute all of the issued and outstanding capital stock of Electronic Accessories and which to Seller’s knowledge as of the Closing will be free and clear of any and all liens.  To Seller’s knowledge, no contract, commitment or undertaking of any kind has been made for the issuance of additional shares of capital stock or other securities of Electronic Accessories, nor to Seller’s knowledge is there in effect or outstanding any subscription, option, warrant or other right to acquire any shares of Electronic Accessories capital stock or other instruments convertible into or exchangeable for Electronic Accessories capital stock.

3.4          Liens.  Seller represents and warrants to Buyer that, to Seller’s knowledge and except as set forth on Schedule 8.1(a), the assets listed on Schedule 8.1(a) will be free and clear of all liens as of the Closing, other than liens in respect of property or assets imposed by law that were incurred in the ordinary course of business, such as carriers’, warehousemen’s, materialmen’s and mechanics’ liens and other similar liens.

3.5          Litigation Involving TMP Direct.  To Seller’s knowledge, after reasonable inquiry, there is no action, proceeding or investigation pending in any court or before any governmental authority or arbitration panel which seeks to enjoin, restrain or obtain damages, taxes or penalties from the TMP Direct business unit.

3.6          Compliance with Applicable Laws.  To Seller’s knowledge, the activities of MSI and Hunt Marketing are currently conducted in substantial compliance with all federal, state, and local laws, statutes, rules and regulations applicable to their activities, except where the failure to comply would not be reasonably expected to result in a material adverse effect on the TMP Direct business unit.  To Seller’s knowledge, there has been no notice of any kind given to Seller, which notice is currently in effect, to the effect that the TMP Direct business unit or its activities violate or breach any law, ordinance, order or governmental rule or regulation in any way.  To Seller’s knowledge, all permits and licenses required by any federal, state, or local law, ordinance, order, rule or regulation and necessary for the operation of the TMP Direct business as currently being conducted have been obtained and are currently in effect.

3.7          Contracts; Commitments.  To Seller’s knowledge, neither MSI, Hunt Marketing, Electronic Accessories nor the TMP Direct business unit is in default under any contract or commitment, except where such default would not be reasonably expected to result in a material adverse effect on the TMP Direct business unit.  To Seller’s knowledge, no other party is in default under any contract or commitment with MSI, Hunt Marketing, Electronic Accessories or the TMP Direct business unit, which default would reasonably be expected to have a material adverse effect on the TMP Direct business unit.

3.8          Taxes.  Seller has filed in proper form all federal, state and income tax returns required to be filed between January 1, 2001 and the date of this Agreement that relate to MSI.  Seller has filed in proper form all federal, state and income tax returns required to be filed between August 16, 2001 (the date of Seller’s acquisition of Hunt Marketing) and the date of this Agreement that relate to Hunt Marketing.  All taxes, fees, assessments and charges due and payable by Seller, MSI or Hunt Marketing on or before the date of this Agreement pursuant to such returns have been paid or will be paid by Seller.  To Seller’s knowledge, MSI has filed in proper form all other tax returns (and paid all taxes due and payable on or before the date of this Agreement pursuant to such returns) required to be filed between January 1, 2001 and the date of this Agreement by MSI.  To Seller’s knowledge, Hunt Marketing has filed in proper form all other tax returns (and paid all taxes due and payable on or before the date of this Agreement pursuant to such returns) required to be filed between August 16, 2001 and the date of this Agreement by MSI.

3.9          Subsidiaries and Affiliates.  To Seller’s knowledge, neither MSI, Hunt Marketing, Electronic Accessories nor the TMP Direct business unit has any subsidiaries or owns or controls any capital stock or other equity interest in any other corporation, firm, partnership, association or business organization.

For purposes of this Article III, the phrase “to Seller’s knowledge” means to the actual knowledge of any member of Seller’s executive management team or in-house Legal or Tax Departments, but specifically excluding the knowledge of George R. Eisele, Daniel S. Collins, Mary Ann Kerr and all other employees of the TMP Direct business unit.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

4.1          Organization and Good Standing.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey.

4.2          Power and Authorization.  Buyer has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement, and the performance by Buyer of its obligations hereunder, and the consummation of the transactions contemplated hereby, have been duly authorized by Buyer.  This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the rights of creditors generally.

4.3          Ownership of Buyer.  All of the issued and outstanding capital stock of Buyer is owned of record and beneficially by George R. Eisele, Daniel S. Collins and Mary Ann Kerr, and no other person or entity directly or indirectly controls Buyer.  No contract, commitment or undertaking of any kind has been made for the issuance of additional shares of capital stock or other securities of Buyer, nor is there in effect or outstanding any subscription, option, warrant or other right to acquire any shares of the capital stock of Buyer or other instruments convertible into or exchangeable for such shares.

ARTICLE V

CLOSING

5.1          Closing.  The consummation of the transactions that are the subject of this Agreement shall be closed (the “Closing”) at the office of Seller, 622 Third Avenue, 39th Floor, New York, NY 10017 on May 2, 2005 (the “Closing Date”).

5.2          Deliveries by Seller.  At the Closing, Seller shall deliver or cause to be delivered to Buyer:

(a)           Stock Certificates and Stock Powers.  Stock certificates for all of the MSI Shares, the Hunt Shares and the EAI Shares, accompanied by stock powers duly executed in blank;

(b)           Terminations/Assignments/Subleases of Real Estate Leases.  A Lease Termination and Surrender Agreement with respect to the real estate lease for the premises located at 600 International Drive, Mount Olive, NJ; an Assignment and Assumption Agreement with respect to the real estate lease for the premises located at 8950 N.W. 27th Street, Miami, FL; and a Sublease (the “Milwaukee Sublease”) for the premises occupied by the TMP Direct business unit located at 7800 West Brown Deer Rd, First Floor, Milwaukee, WI 53223;

(c)           Resignation.  The resignation of Andrew J. McKelvey as a director and officer of MSI and Hunt Marketing, effective as of the Closing;

(d)           Record Books.  Promptly following the Closing, the original stock record books and minute books of MSI, Hunt Marketing and Electronic Accessories; and

(e)           Standing Certificates.  Certificates of standing for MSI, Hunt Marketing and Electronic Accessories, issued by the appropriate authorities of their respective state of incorporation within the thirty (30) day period prior to the Closing.

5.3          Deliveries by Buyer.  At the Closing, Buyer shall deliver to Seller, simultaneously with delivery of the items referred to in Section 5.2 above:

(a)           Wire Transfer.  A wire transfer of immediately available funds in the amount of the Fixed Purchase Price, payable as set forth in Section 2.2 above.

5.4          Intercompany Indebtedness.  Immediately prior to the Closing, all intercompany indebtedness owing to the TMP Direct business unit, MSI, Hunt Marketing and/or Electronic Accessories from Seller, and all intercompany indebtedness owing to Seller from the TMP Direct business unit, MSI, Hunt Marketing and/or Electronic Accessories, shall be terminated and forgiven.  For the avoidance of doubt, it is understood and agreed that as of the time of the Closing, the books and records of MSI, Hunt Marketing and Electronic Accessories will show no indebtedness to Seller, and the books and records of Seller will show no indebtedness to MSI, Hunt Marketing or Electronic Accessories, provided that this Section 5.4 shall not affect the liabilities and obligations of the parties under this Agreement and the other agreements being entered into in connection with this Agreement.

ARTICLE VI

TAX MATTERS

6.1          Income Tax Returns for MSI and Hunt Marketing for Tax Periods Ending on or Before the Closing Date.  Seller shall be responsible for the preparation of the federal and state income tax returns of MSI and Hunt Marketing and the payment of all federal and state income taxes payable by MSI and Hunt Marketing with respect to all taxable periods ending on or prior to the Closing Date.  Seller represents that its Tax Department based in Seller’s corporate headquarters has not filed any federal or state income tax returns for Electronic Accessories, based on Seller’s understanding that Electronic Accessories was a dormant entity with no operations.

6.2          All Other Taxes and Tax Returns.  Buyer, MSI, Hunt Marketing and/or Electronic Accessories shall prepare or cause to be prepared and file or cause to be filed all tax returns of MSI, Hunt Marketing and Electronic Accessories except those specifically set forth in Section 6.1 above, and, subject to clause (iv) of Section 7.1 below, shall be responsible for payment of all taxes payable by MSI, Hunt Marketing, and Electronic Accessories except those specifically set forth in Section 6.1 above.  All tax returns prepared and filed by Buyer, MSI, Hunt Marketing and/or Electronic Accessories shall be prepared in a manner consistent with prior practice unless otherwise required by applicable law.

6.3          Cooperation and Exchange of Information.  Seller and Buyer will, and Buyer will cause MSI, Hunt Marketing and Electronic Accessories to, provide each other with such cooperation and information as any of them reasonably may request of another in filing any tax return, it being understood and agreed that no refunds or carryback claims will be allowed by Buyer relating to tax periods ending on or prior to the Closing Date.  Each such party shall make its employees available on a mutually convenient basis to provide explanations of any documents or information provided hereunder.  Any information obtained under this Section 6.3 shall be kept confidential, except as may be otherwise necessary in connection with the filing of tax returns or claims for refund or in conducting an audit or other proceeding.

ARTICLE VII

INDEMNIFICATION

7.1          Indemnification by Seller.  From and after the Closing, Seller agrees to indemnify, defend and save Buyer and its affiliates, and each of their respective officers, directors, employees and agents (each, an “Indemnified Buyer Party”), harmless from and against, and to promptly pay to an Indemnified Buyer Party or reimburse an Indemnified Buyer Party for, any and all liabilities (whether contingent, fixed or unfixed, liquidated or unliquidated, or otherwise), obligations, deficiencies, demands, claims, suits, actions, or causes of action, assessments, losses, costs, expenses, interest, fines, penalties, actual or punitive damages or costs or expenses of any and all investigations, proceedings, judgments, remediations, settlements and compromises (including reasonable fees and expenses of attorneys, accountants and other experts incurred by any indemnified party in any action or proceeding between such indemnified party and the indemnitor or between any indemnified party and any third party or otherwise) (individually a “Loss” and collectively, the “Losses”) sustained or incurred by any Indemnified

Buyer Party relating to, resulting from, arising out of or otherwise by virtue of (i) any misrepresentation or breach of a representation or warranty made herein by Seller, (ii) any tax matters for which Seller is responsible pursuant to Section 6.1, (iii) the Seller Retained Liabilities, the Closing Payroll Amount or the Credit Card Balances, or (iv) the items set forth on Schedule 7.1(iv).

7.2          Indemnification by Buyer.  From and after the Closing, Buyer agrees to indemnify, defend and save Seller and its affiliates, and each of their respective officers, directors, employees and agents (each, an “Indemnified Seller Party”), harmless from and against, and to promptly pay to an Indemnified Seller Party or reimburse an Indemnified Seller Party for, any and all Losses sustained or incurred by any Seller Indemnified Party relating to, resulting from, arising out of or otherwise by virtue of (i) any misrepresentation or breach of a representation or warranty made herein by Buyer, (ii) the operation or conduct of the TMP Direct business unit either prior to or after the Closing, including, without limitation, Losses resulting from claims by current and former employees, landlords, clients and partners, but excluding the Seller Retained Liabilities, the Closing Payroll Amount and the Credit Card Balances and excluding any Losses arising out of any actions taken by Seller’s Corporate employees without the knowledge of George R. Eisele, Daniel S. Collins or Mary Ann Kerr, or (iii) any tax matters for which Buyer, MSI, Hunt Marketing and Electronic Accessories are responsible pursuant to Section 6.2.

7.3          Procedure for Indemnification.  The following procedure shall apply to the foregoing agreements to indemnify and hold harmless:

(a)           The party who is seeking indemnification (the “Claimant”) shall give written notice to the party from whom indemnification is sought (the “Indemnitor”) promptly after the Claimant learns of the claim or proceeding, provided that the failure to give such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent it is actually damaged thereby.

(b)           With respect to any third-party claims or proceedings as to which the Claimant is entitled to indemnification, the Indemnitor shall have the right to select and employ counsel of its own choosing to defend against any such claim or proceeding, to assume control of the defense of such claim or proceeding, and to compromise, settle or otherwise dispose of the same, if the Indemnitor deems it advisable to do so, all at the expense of the Indemnitor.  The parties will fully cooperate in any such action, and shall make available to each other any books or records useful for the defense of any such claim or proceeding.  The Claimant may elect to participate in the defense of any such third party claim, and may, at its sole expense, retain separate counsel in connection therewith.  Subject to the foregoing (i) the Claimant shall not settle or compromise any such third party claim without the prior written consent of the Indemnitor and (ii) the Indemnitor shall not settle or compromise any such third party claim without the prior written consent of the Claimant, in each case of (i) and (ii) which consent shall not be unreasonably withheld.

7.4          Limitations on Indemnification Rights.  All of the representations and warranties set forth in Article III and Article IV of this Agreement shall survive the Closing and continue in full force and effect and survive for a period of eighteen (18) months thereafter, with the exception of the representations set forth in Section 3.8, which shall survive the Closing and continue in full force and effect until the expiration of the applicable statute of limitations.  Notwithstanding anything to the contrary in this Agreement, no claim for indemnification under this Article VII shall be made with respect to any representation or warranty set forth in Article III or Article IV after the applicable survival period set forth in the first sentence of this Section 7.4, except as to any matters with respect to which a bona fide written claim shall have been made or an action at law or in equity shall have commenced before the end of the applicable survival period set forth in the first sentence of this Section 7.4, in which event the survival period shall continue (but only with respect to, and to the extent of, such claim) until the final resolution of such claim or action, including all applicable periods for appeal.  The indemnification obligations of the parties set forth in this Article VII shall constitute the sole and exclusive remedy of the parties for the recovery of money damages with respect to any breach of any representation, warranty or applicable portion thereof set forth in Article III or Article IV of this Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1          Assets; Accounts Payable; Employees; Domain Names; and Technology Matters.

(a)           Assets; Software.  It is understood and agreed that, as between Buyer and Seller, the fixed assets listed on Schedule 8.1(a) are assets of the TMP Direct business unit, and all rights to the software listed on Schedule 8.1(a) to the extent used by the Continuing Employees and the TMP Direct business are rights of the TMP Direct business unit.

(b)           Accounts Payable.  It is understood and agreed that all accounts payable of MSI, Hunt Marketing, Electronic Accessories or the TMP Direct business unit as of April 30, 2005 shall be retained and paid by Seller (the “Seller Retained Liabilities”).

(c)           Employees.  It is understood and agreed that the employees listed on Schedule 8.1(c) are employees of the TMP Direct business unit (the “Continuing Employees”).  It is understood and agreed that all accrued vacation payable or owed to current and former employees of the TMP Direct business unit, including without limitation the Continuing Employees, are liabilities of the TMP Direct business unit that will remain liabilities of the TMP Direct business unit and Buyer following the transactions contemplated hereby.

(d)           Domain Names.

(i)            It is understood and agreed that the domain name registrations listed on Schedule 8.1(d)(i) are domain name registrations of the TMP Direct business unit.  It shall be the responsibility of Buyer to request that any domain name registrations listed on Schedule 8.1(d)(i) be transferred to MSI, Hunt Marketing or Buyer (or their designee).  Seller shall approve any such requested transfer.

(ii)           For a period of four (4) years after the Closing Date, Seller shall redirect Internet traffic from the URLs set forth on Schedule 8.1(d)(ii) to the URLs designated by Buyer (or modify the DNS entry to resolve to server IP addresses designated by

Buyer).  Buyer and Seller will reasonably cooperate with each other in effecting such redirects.  Seller’s obligations under this Section 8.1(d)(ii) shall terminate in the event that, thirty (30) days after written notice from Seller, any web page to which Seller is redirecting Internet traffic, continues to display any of the following that are described in such notice (i) promotions, advertisements or marketing of any kind that offers Internet job listings in competition with Seller; (ii) pornographic, lewd or similar content; or (iii) content that reflects unfavorably upon Seller.

(e)           Technology Matters.

(i)            Seller shall use commercially reasonable efforts, at Seller’s cost and expense, to install by the date that is six (6) months following the Closing Date, duplicate network facilities (excluding telephone facilities and equipment) for TMP Direct at 7800 West Brown Deer Rd, First Floor, Milwaukee, WI 53223.  Such network facilities shall provide substantially similar functionality as the functionality provided currently to TMP Direct employees at the TMP Direct location at 600 International Drive, Mt. Olive, NJ 07828, and shall include without limitation the continued use of the current TMPW-NT domain and Exchange infrastructure as a separately functioning environment.  Seller shall keep Buyer reasonably apprised of the plans for and status of such installation, and Buyer shall have a right to reasonably object to any such plans, in which case the parties shall work together in good faith to determine the best course of action to install in a cost-efficient and timely manner duplicate network facilities that provide substantially similar functionality as that provided currently to TMP Direct employees at the Mt. Olive location.  The TMP Direct operations in Mt. Olive, NJ will continue to utilize all network equipment currently in place, along with the dedicated AT&T Internet circuit installed at that location.  Seller shall use commercially reasonable efforts, at Seller’s cost and expense, to install by the date that is six (6) months following the Closing Date, a new circuit to connect the Mt. Olive, NJ location to the Milwaukee, WI location.

(ii)           Buyer shall be responsible for all telecommunications charges relating to the TMP Direct business for all periods following April 30, 2005 (except as otherwise specifically provided in this Section 8.1(e)(ii) relating to the Avaya telephone switch and related telephone support).  Buyer and Seller shall cooperate with each other to transfer the billing for such telecommunications charges to Buyer as soon as is practicable, and until such transfer is complete Buyer shall reimburse Seller for all such telecommunications charges incurred by Seller with respect to the TMP Direct business, promptly upon receipt from Buyer of a detailed statement setting forth such telecommunications charges.  During the initial six (6) month term of the Milwaukee Sublease, Buyer shall, at no additional cost, have access to the Avaya telephone switch for the TMP Direct operations located at 7800 West Brown Deer Rd, First Floor, Milwaukee, WI 53223 and receive related telephone support from Buyer (at a level comparable to the support provided prior to the Closing Date).  In the event that the Milwaukee Sublease is extended for the Extension Term (as defined in paragraph 24(a) of the Milwaukee Sublease), then Buyer and Seller may negotiate regarding access to a telephone switch and related telephone support for the TMP Direct operations located at 7800 West Brown Deer Rd, First Floor, Milwaukee, WI 53223.

(iii)          Seller shall use commercially reasonable efforts to transfer to Buyer as soon as practicable following the Closing Date a number of user licenses for Microsoft Office and Adobe Photoshop equal to the number of Continuing Employees as of the Closing Date.

(iv)          For Continuing Employees who have “@tmp.com” e-mail addresses as of the Closing Date, Seller shall for a period of six (6) months following the Closing Date forward e-mails from such “@tmp.com” e-mail addresses to e-mail addresses reasonably specified by Buyer from time to time.

8.2          License to use the “TMP Direct” and “TMP Worldwide Direct” Names.  Seller hereby grants to Buyer, MSI, Hunt Marketing and Electronic Accessories a limited, revocable, non-exclusive, non-transferable license to utilize, without obligation to pay royalties to Seller, the “TMP Direct” and “TMP Worldwide Direct” trade names, solely in the business conducted by Seller’s TMP Direct business unit as of the Closing Date.  It is understood and agreed that Seller does not own a registered trademark for the “TMP Direct” or “TMP Worldwide Direct” trade names.  As a condition to the license granted by this Section 8.2, Buyer, MSI, Hunt Marketing and Electronic Accessories must use the “TMP Direct” and “TMP Worldwide Direct” trade names in exactly such format and not in any variation or derivation thereof.  As a condition to the license granted by this Section 8.2, Buyer, MSI, Hunt Marketing and Electronic Accessories will use the “TMP Direct” and “TMP Worldwide Direct” trade names (A) in connection with their business operations having a level of quality at least as high as that established by Seller’s TMP Direct business unit prior to the Closing Date, and (B) in compliance with all applicable laws and regulations.  Seller will have the right to exercise quality control over the “TMP Direct” and “TMP Worldwide Direct” trade names to that degree reasonably necessary, in the sole and reasonable opinion of Seller, to maintain the validity and enforceability of the “TMP Direct” and “TMP Worldwide Direct” trade names and the name, brand, trademark, trade name, domain name or service marks “TMP” and “TMP Worldwide”, and to protect the goodwill associated with any of the foregoing.  Buyer will (1) upon request by Seller, submit to Seller materials bearing the “TMP Direct” and “TMP Worldwide Direct” trade names as Seller may reasonably require to ensure compliance by Buyer, MSI, Hunt Marketing and Electronic Accessories with the obligations set forth in this Section 8.2, and (2) comply with the requests of Seller to bring Buyer, MSI, Hunt Marketing and/or Electronic Accessories into conformity with this Section 8.2.  Seller will have the right to terminate the license granted in this Section 8.2 in the event of a breach of this Section 8.2 by Buyer, MSI, Hunt Marketing or Electronic Accessories that has not been cured within thirty (30) days after written notice by Seller.  In addition, Seller shall have the right to terminate the license granted in this Section 8.2 upon six (6) months prior written notice by Seller in the event that George R. Eisele, Daniel S. Collins, Mary Ann Kerr and their immediate family members collectively cease to control Buyer or the TMP Direct business unit purchased by Buyer pursuant to this Agreement.  Subject to the termination provisions set forth in this Section 8.2, the license granted under this Section 8.2 shall continue indefinitely.  Seller makes no representations or warranties of any kind, nor shall have any liability whatsoever, with respect to the “TMP Direct” or “TMP Worldwide Direct” trade names, including without limitation as to the validity, non-infringement, right to use, scope or enforceability of such trade name, in any jurisdiction worldwide, and Seller has no obligation to file or prosecute any applications or registrations or maintain any applications or registrations in force in connection therewith, or to otherwise pursue, enforce or prosecute any rights with regard to the “TMP Direct” or “TMP Worldwide Direct” trade names, or to defend any demands, actions or other claims regarding the “TMP Direct” or “TMP Worldwide Direct” trade names.  It is understood and agreed that Seller may assign its rights to the “TMP”, “TMP Worldwide”, “TMP Direct” or “TMP Worldwide Direct” trade names, including its rights as licensor under this Section 8.2, to an affiliate of Seller or to a third party, and that the license set forth in this Section 8.2 shall continue in full force and effect following any such license.

8.3          Payroll; Interim Medical and Other Benefits; 401(k) Plan.

(a)           Payroll.  On May 6, 2005, Seller shall, in accordance with its standard payroll practices, pay the salaries of the Continuing Employees with respect to the most recent pay period through the close of business on April 30, 2005 (net of withholdings and employee deductions/contributions for coverage under Seller’s benefit plans through April 30, 2005).  The aggregate gross amount payable by Seller pursuant to this Section 8.3(a) is referred to as the “Closing Payroll Amount”.  Buyer shall be responsible for paying the salaries of the Continuing Employees with respect to all periods following April 30, 2005.

(b)           Interim Medical and Other Benefits.  With respect to the period commencing on the Closing Date and ending on May 31, 2005, Seller shall provide employee benefits services to Buyer by causing Empire Blue Cross Blue Shield, Aetna, Delta Dental, Vision Service Plan and UnumProvident to provide to the Continuing Employees (but not any employees hired by Buyer, MSI, Hunt Marketing or Electronic Accessories following the Closing Date) substantially the same medical, dental, vision, life insurance and short-term and long-term disability insurance benefits programs provided to such Continuing Employees immediately prior to the Closing.  In consideration for such arrangement, Buyer shall pay Seller the amount of $38,115.21 in cash, payable on June 1, 2005 by wire transfer of immediately available funds to the account listed in Schedule 2.2.  If any of the Continuing Employees cease employment with Buyer, MSI, Hunt Marketing and Electronic Accessories following the Closing Date and prior to May 31, 2005, Seller shall permit such terminated Continuing Employees to participate in Seller’s medical, dental and vision benefits programs to the extent required by, and in accordance with, the health insurance continuation rights provisions of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”); provided however that effective June 1, 2005, Buyer shall assume responsibility for providing COBRA continuation coverage, under one or more health plans sponsored by Buyer, for those Continuing Employees who become eligible to elect such coverage as a result of their termination of employment with Buyer after the Closing Date.

(c)           401(k) Plan.  As soon as practicable after the Closing, Seller shall cause the trustee of the 401(k) plan maintained by Seller (the “Seller Plan”) to transfer to the trustee of the retirement plan established by Buyer (or MSI or Hunt Marketing, as the case may be) that contains a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and is designated for the benefit of the Continuing Employees (the “New Plan”), an amount, in-kind (other than amounts invested in the Grandfathered HHG Stock Fund (as such term is defined in the Seller Plan) which shall be liquidated by the trustee of the Seller Plan following the Closing in a time and manner consistent with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and other applicable law), equal to the total account balances of the Continuing Employees, including promissory notes evidencing any outstanding loans of the Continuing Employees and actual investment earnings or losses through the date of transfer, held under the Seller Plan for the Continuing Employees, except for amounts as to which withdrawal requests have been duly submitted by such employees prior to such transfer and which Seller shall cause to be paid by the Seller Plan to the Continuing Employees in accordance with the Code, ERISA and the terms of the Seller Plan (the “Continuing Employee Account Balances”).  In no event shall the Continuing Employee Account Balances be less than the amount required under Section 414(l) of the Code and the regulations thereunder and such transfer shall be completed in accordance with the requirements of ERISA, as amended by the Sarbanes-Oxley Act of 2002.  The transfer of the Continuing Employee Account Balances shall be accomplished in a manner designed to avoid any liquidation of the accounts of the Continuing Employees (except as otherwise provided above) and to transfer the investments in the Schwab mutual funds or other investment vehicles (collectively, the “Schwab Investments”) in accordance with the elections of the Continuing Employees to the same Schwab Investments held under the New Plan.  Seller and Buyer shall provide each other with such records and documentation as they may reasonably request and shall cooperate with each other to effectuate the transfer of the Continuing Employee Account Balances from the Seller Plan to the New Plan in accordance with the terms set forth herein and all applicable laws.

8.4          Billing and Collections Matters.  As of the Closing, Buyer shall be responsible for all billing and collections matters relating to MSI, Hunt Marketing, Electronic Accessories and the TMP Direct business unit.  Promptly following the Closing, Buyer shall notify all clients of the TMP Direct business unit of a new address for remittance of payments for services rendered by MSI, Hunt Marketing, Electronic Accessories or the TMP Direct business unit.  Seller shall provide reasonable assistance during the transition of such matters, including forwarding to Buyer any monies remitted to Seller in payment of accounts receivable of the TMP Direct business unit.

8.5          Credit Card Accounts; Payment of Outstanding Credit Card Balances.  Seller has closed as of the close of business on April 29, 2005 all credit card accounts procured by Seller for use by current or former employees of the TMP Direct business unit.  Seller shall be responsible for paying the outstanding balances on such credit card accounts incurred in the ordinary course of business (the “Credit Card Balances”).

8.6          Internal Revenue Code Section 338(h)(10) Election.  Buyer and Seller shall join in making an election pursuant to the provisions of Section 338(h)(10) of the Code, and similar provisions of state or local law (“Section 338(h)(10) Elections”) solely with respect to the acquisition of MSI and the MSI Shares.  For the avoidance of doubt, no Section 338(h)(10) Elections shall be made with respect to the acquisition of Hunt Marketing, Electronic Accessories, the Hunt Shares or the EAI Shares.  The allocation of purchase price among the assets of MSI shall be made in accordance with the treasury regulations promulgated under Section 338(h)(10) of the Code and any comparable provisions of state or local law, as appropriate.  Prior to the Closing, Seller shall execute and deliver to Buyer such documents or forms (including Section 338 Forms as defined below) as Buyer shall reasonably request or as are required by applicable law for an effective Section 338(h)(10) Election.  “Section 338 Forms” shall mean all returns, documents, statements, and other forms that are required to be submitted to any federal, state, county or other local taxing authority in connection with a Section 338(h)(10) Election, including, without limitation, any “statement of Section 338 Election,” IRS Form 8023 and IRS Form 8883 (together with any schedules or attachments thereto) that are required pursuant to the treasury regulations promulgated under Section 338(h)(10) of the Code.  Seller shall be responsible for and shall pay any income, franchise or similar taxes arising as a result of any Section 338(h)(10) Election, including without limitation any state corporate franchise tax arising as a result of the Section 338(h)10) Election.  Buyer and

Seller shall file all tax returns and statements, forms and schedules in connection therewith in a manner consistent with the Section 338(h)(10) Election and the allocation of purchase price set forth on the Section 338 Forms and shall take no position to the contrary thereto unless required to do so by applicable laws.  Buyer shall provide Seller with copies of all documents and forms to be filed in connection with the Section 338(h)(10) Election on or prior to the earlier of (A) the date that is fifteen (15) days prior to the filing thereof, and (B) the date that is thirty (30) days prior to the due date thereof.

8.7          Notices, Consents, etc.  Any notices, consents or other communication required to be sent or given hereunder by any of the parties shall in every case be in writing and shall be deemed properly served if (a) delivered personally, (b) delivered by registered or certified mail, in all such cases with first class postage prepaid, return receipt requested, (c) delivered by courier, at the addresses as set forth below or at such other addresses as may be furnished in writing.  All such notices and communications shall be deemed received upon the actual delivery thereof in accordance with the foregoing.

(a)                                  If to Buyer:

GECKO Inc.

600 International Drive

Mount Olive, NJ 07828

Attn:  George R. Eisele

with a copy to:

Arthur L. Lessler

Lessler & Lessler

540 Old Bridge Turnpike

South River, NJ 08882

(b)                                 If to Seller:

Monster Worldwide, Inc.

622 Third Avenue, 39th Floor

New York, NY 10017

Attn:  CFO

with a copy to:

Monster Worldwide, Inc.

622 Third Avenue, 39th Floor

New York, NY 10017

Attn:  General Counsel

(c)                                  If to George R. Eisele

c/o GECKO Inc.

600 International Drive

Mount Olive, NJ 07828

(d)                                 If to Daniel S. Collins

c/o GECKO Inc.

600 International Drive

Mount Olive, NJ 07828

8.8          Severability.  The unenforceability or invalidity of any provision of this Agreement shall not affect the enforceability or validity of any other provision which shall remain in full force and effect and be enforceable to the fullest extent permitted by law.

8.9          Amendment and Waiver.  This Agreement may not be amended orally.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other breach.

8.10        Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

8.11        Governing Law.  This Agreement shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the laws of the State of New York, without giving effect to provisions thereof regarding conflicts of law.

8.12        Headings.  The subject headings of Articles and Sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

8.13        Successors and Assigns.  This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

8.14        Entire Agreement.  This Agreement, the Promissory Note and the documents, schedules and exhibits described herein or attached or delivered pursuant hereto collectively constitute the sole and only agreement among the parties with respect to the subject matter hereof.  Any agreements, representations or documentation respecting the transactions contemplated by this Agreement, and any correspondence, discussions or course of dealing which are not expressly set forth in this Agreement, or the documents, schedules and exhibits described herein or attached or delivered pursuant hereto or are null and void, it being understood that no party has relied on any representation not set forth in this Agreement or the documents, schedules and exhibits described herein or attached or delivered pursuant hereto.

8.15        Third Parties.  Nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or entity, other than the parties to this Agreement and their respective permitted successors and assigns, any rights or remedies under or by reason of this Agreement.

8.16        Interpretive Matters. Unless the context otherwise requires, (a) all references to Articles, Sections or Schedules are to Articles, Sections or Schedules in this Agreement, and (b) words in the singular or plural include the singular and plural, pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, and (d) the term “including” shall mean by way of example and not by way of limitation.

8.17        No Strict Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party hereto.

8.18        Default.  The mere lapse of time for performing any obligation or covenant contained herein shall serve to put the party who is obliged to perform or fulfill such obligation or covenant in default, without any notice or demand being required therefor.

8.19        Further Assurances.  Seller shall, from time to time, at the request of Buyer, promptly execute, acknowledge, and deliver or have executed, acknowledged, and delivered any and all further documents and instruments that may be reasonably required to give full force and effect to the purposes and provisions of this Agreement.

8.20        Arbitration.  Subject to the final sentence of this Section 8.20, any dispute, disagreement or controversy between any of the parties to this Agreement relating to any matter set forth in this Agreement shall be submitted to the American Arbitration Association to be resolved by binding arbitration in accordance with the then-current rules of the American Arbitration Association except as otherwise provided in this Section 8.20.  The place of arbitration shall be New York, New York.  There shall be one (1) arbitrator, who shall be appointed by agreement of the parties to the arbitration or, if no agreement can be reached, by the American Arbitration Association pursuant to its rules.  The arbitrator shall not be empowered to award punitive damages to any party.  Notwithstanding the foregoing provisions of this Section 8.20, (1) this Section 8.20 shall not apply to any disputes under Section 2.3, which shall be resolved in accordance with Section 2.3, and (2) no party shall be obligated to utilize the arbitration procedure set forth this Section 8.20 with respect to any dispute, disagreement, controversy or claim for which one of the remedies sought is equitable or injunctive relief.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

GECKO INC.

By:	/s/ George R. Eisele
	Name:	George R. Eisele
	Title:	Chairman of the Board

/s/ George R. Eisele
George R. Eisele, Individually (with respect to Section 2.3)

/s/ Daniel S. Collins
Daniel S. Collins, Individually (with respect to Section 2.3)

MONSTER WORLDWIDE, INC.

By:	/s/ Myron F. Olesnyckyj
	Name:	Myron F. Olesnyckyj
	Title:	Senior Vice President

Schedules

The Schedules to this Agreement have been omitted. The omitted Schedules consist of:

Schedule 2.2	Wire Instructions
Schedule 2.3	Working Capital Amount as of March 31, 2005
Schedule 3.1	Organization and Good Standing
Schedule 7.1(iv)	Indemnification by Seller
Schedule 8.1(a)	Fixed Assets
Schedule 8.1(c)	Continuing Employees
Schedule 8.1(d)(i)	Domain Name Registrations
Schedule 8.1(d)(ii)	Subdomain Redirects

The Schedules to this Agreement will be furnished to the Securities and Exchange Commission supplementally upon request.